Teachers Insurance and Annuity Association College Retirement Equities Fund 730 Third Avenue/New York, NY 10017-3206 212 490-9000	George W. Madison Executive Vice President and General Counsel (212) 916-4750

April 21, 2006

The Board of Trustees

TIAA-CREF Institutional Mutual Funds

730 Third Avenue

New York, New York 10017-3206

Ladies and Gentlemen:

This opinion is furnished in connection with the Agreement and Plan of Reorganization and Termination (the “Agreement”) by and between TIAA-CREF Mutual Funds, a Delaware statutory trust (the “Retail Trust”), on behalf of its investment portfolios specified on Appendix A thereto (each a “Target Fund”), and TIAA-CREF Institutional Mutual Funds, a Delaware statutory trust (the “Institutional Trust”), on behalf of its investment portfolios specified on Appendix A thereto (each an “Acquiring Fund”). The Agreement provides for the reorganization of each Target Fund into its corresponding Acquiring Fund, whereby (1) the Acquiring Fund will acquire the assets and assume the liabilities of the corresponding Target Fund, in exchange for shares of the Acquiring Fund, (2) the Target Fund will distribute to its shareholders the Acquiring Fund shares received in the transaction described in (1) above in exchange for the shareholders’ Target Fund shares, and (3) as soon as practicable following the distribution of shares, the Target Fund will be liquidated.

In rendering the opinions expressed below, I have examined: (i) the Certificate of Trust of the Institutional Trust; (ii) the Declaration of Trust of the Institutional Trust, as amended to the date hereof; (iii) other corporate records of the Institutional Trust; (iv) a copy of the Agreement; (v) a recently-dated good standing certificate for the Institutional Trust obtained from the Secretary of State of the State of Delaware; and (vi) the relevant statutes and regulations of the State of Delaware.

My opinion in paragraph 1 with regard to valid existence in the State of Delaware is based solely on the certification by the Secretary of State of Delaware of the Certificate of Trust and good standing certificate.

On the basis of such examination, and subject to the qualifications and assumptions herein, it is my opinion that:

1. The Institutional Trust is a statutory trust duly organized and validly existing under the laws of the State of Delaware.

2. The Institutional Trust is authorized to issue an unlimited number of $0.0001 par value shares of beneficial interest designated as Retail Class shares and Institutional Class shares in the following series of the Institutional Trust: Institutional International Equity Fund; Institutional Large-Cap Growth Fund; Institutional Growth & Income Fund; Institutional Equity Index Fund; Institutional Social Choice Equity Fund; Institutional Managed Allocation Fund II; Institutional Bond Plus Fund II; Institutional Short-Term Bond Fund II; Institutional High-Yield Fund II; Institutional Tax-Exempt Bond Fund II; and Institutional Money Market Fund.

3. The shares to be issued and delivered by the Institutional Trust pursuant to the Agreement have been duly authorized for issuance and, when issued and delivered as contemplated by the Agreement, will be validly issued, fully-paid and non-assessable.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement, and to the reference to my name under the heading “Legal Matters” in the Proxy Statement/Prospectus contained in the Registration Statement.

Sincerely,

/s/ George W. Madison George W. Madison Executive Vice President and General Counsel

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